Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: January 20, 2022

Mergermarket

Transfix prepares M&A strategy as it waits for SPAC deal to close

January 20, 2022

•	Analog freight brokers, sub-scale software providers are targets

•	CFO 'very focused' on redemption risks as stock market wanes

Transfix, a logistics software provider and truckload marketplace, plans to target analog freight brokers and sub- scale supply chain software companies for acquisition, CFO Christian Lee said.

Since its founding in 2013, the New York-based company’s growth has been entirely organic, but its pending merger with special purpose acquisition company G Squared Ascend [NYSE:GSQD] was done, in part, to provide it with funds to embark on an M&A strategy, Lee said.

The company could use cash, stock or debt to finance acquisitions, the executive said.

Many older brokers have not invested in the tools needed to keep up in an increasingly digital world, Lee said, but they have relationships with shippers and carriers that Transfix covets.

In addition to buying analog brokers, Lee said it will seek strategic partnerships with them.

Other buyout candidates include software makers that can augment Transfix’s existing products, Lee said, particularly its offering that streamlines the booking process by enabling carriers to directly share their preferences with shippers, such as pickup and drop-off location, day, time, equipment type, and preferred rate, and then proactively match the most relevant freight accordingly.

Its data models and machine-learning algorithms take into account historical trends and current climate conditions to help shippers and carriers move large volumes efficiently.

The company is also investing in digital tools for freight shipments that don't require the entire space of a truck, and all areas of managed transportation and logistics, according to Lee.

Asked about a sweet spot for deal size, Lee noted that traditional brokerages are valued at a lower multiple than higher-margin software companies, so it is hard to say what a typical acquisition will look like. Moreover, he said there are roughly 17,000 different freight brokers, serving different verticals and segments of the market, making valuations hard to pin down.

Outside advisors could be brought in depending on the size and scope of a deal, he said.

Going forward, Lee said he expects the industry to see a “significant amount of consolidation to build tools and products to meet customer needs. It will become a much smaller universe.”

But “unlike some industries where it is winner-take-all, or a winner-take-most market,” Lee does not think this is an industry where one player becomes a multibillion-dollar revenue company.

Expansion through acquisition

The hiring of Lee in the spring of 2021 first signaled Transfix’s transition toward M&A.

After starting his career as a Citigroup analyst, Lee served as M&A director at Time Warner from 2001-2005 and then became head of M&A for Time Warner Cable in 2007 in the lead up to its spinout as WarnerMedia. He oversaw M&A for the cable giant until 2015 when WeWork [NYSE:WE] hired him as CFO. Lee held that position for two years before pivoting to managing director and spearheading the shared workspace company’s expansion into Asia.

With two decades of M&A experience under his belt, Lee was hired to help lead Transfix through its next stage of growth, including its combination with G Squared Ascend. A sale to a strategic player or private equity was never on the table, he said, because Transfix’s focus was on raising capital and going public — two outcomes that can be achieved through a SPAC transaction.

Transfix debated the merits of a capital raise versus an initial public offering versus a SPAC deal and decided on the latter after extensive discussion between the board and management, Lee said.

JPMorgan led a formal process for Transfix, he said, and engaged with multiple SPACs.

Pandemic-related disruptions that created product bottlenecks around the world generated significant tailwinds for Transfix, he added, as supply-chain processes became “top of mind.”

History between sponsor and company

G Squared Ascend was ultimately selected because its sponsor, G Squared, has been invested in Transfix since 2019 and knows the business and industry better than other suitors, Lee said.

The SPAC also agreed to invest additional capital through forward-purchase agreements and put founder shares at risk to structure the deal in way that Lee said is favorable to the company.

The transaction is expected to close later this quarter. There is a USD 200m minimum cash condition required for the deal to finalize. The recent trend of poorly performing pre- and post-merger SPAC stocks, along with a broader stock market sell-off to begin 2022, has Lee’s attention.

The CFO said he is “very focused on redemptions” and he is “continuing to have conversations with new and existing investors” to inform them of the company’s strategic plans and vision. The talks are going well, Lee said, and he “feels good about the momentum” Transfix has built.

The deal with G Squared Ascend values Transfix at USD 1.1bn at a pro forma enterprise level. Through 3Q21, Transfix reported total revenue increased 73% to USD 208m from the same period in 2020, and for the full year the company is projecting more than 50% revenue growth.

G Squared Ascend’s stock closed at USD 9.89 on Wednesday, giving it a market capitalization of USD 486m. The stock’s 52-week high is USD 10.02 and its 52-week low is USD 9.07.

by Troy Hooper in Los Angeles

T A R G E T

Transfix, Inc.              Financial advisor JPMorgan

Lawyer

Latham & Watkins LLP

McCarter & English LLP

O'Melveny & Myers LLP

B I D D E R S

G Squared Ascend I Inc.

Financial advisor

UBS AG

Lawyer

Goodwin Procter LLP

O T H E R S

G Squared

New Enterprise Associates

Canvas Ventures

Lerer Hippeau Ventures

B I D D E R S

Transfix, Inc.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.